Exhibit 99.3

NuCana Reports Third Quarter 2021 Financial Results and Provides Business Update

Enrolled Required Number of Patients to Conduct First Interim Analysis in Phase 3 Biliary Tract Cancer Study in the First Half of 2022

Received Fast Track Designation from FDA for Acelarin for the Treatment of Patients with Biliary Tract Cancer

Announced Additional Encouraging Clinical Data for NUC-3373 and NUC-7738 at ESMO

Multiple Near-Term Study Initiations and Data Announcements Expected

Edinburgh, United Kingdom, November 18, 2021 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the third quarter ended September 30, 2021 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of September 30, 2021, NuCana had cash and cash equivalents of £71.0 million compared to £73.4 million at June 30, 2021 and £87.4 million as of December 31, 2020. NuCana continues to advance its various clinical programs and reported a net loss of £8.0 million for the quarter ended September 30, 2021, as compared to a loss of £8.4 million for the quarter ended September 30, 2020. Basic and diluted loss per share was £0.15 for the quarter ended September 30, 2021, as compared to £0.24 per share for quarter ended September 30, 2020.

“NuCana had a very productive third quarter”, said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “We completed enrollment of 418 evaluable patients required to conduct the first interim analysis in the Phase III study (NuTide:121) evaluating Acelarin combined with cisplatin compared to the global standard of care, gemcitabine plus cisplatin, as a first-line treatment for patients with advanced biliary tract cancer. We believe that a statistically significant improvement in the Objective Response Rate (ORR) at the first interim analysis, accompanied by positive trends in other endpoints, has the potential to allow for accelerated approval of a new drug application (NDA) for Acelarin in the United States. We look forward to announcing the outcome of the first interim analysis in the first half of 2022.”

Mr. Griffith continued: “Additionally, we announced that the U.S. Food and Drug Administration (FDA) has granted Fast Track designation for Acelarin (NUC-1031) for the treatment of patients with biliary tract cancer. With both Fast Track and Orphan Drug designations in place, we look forward to working closely with the FDA in our efforts to gain approval for Acelarin as the first approved front-line treatment option for patients with biliary tract cancer.”

“We also announced positive data at the European Society for Medical Oncology (ESMO) Congress 2021 for three of our programs: NUC-3373 in patients with advanced colorectal cancer (NuTide:302); NUC-3373 in patients with advanced solid tumors (NuTide:301); and NUC-7738 in patients with advanced solid tumors (NuTide:701),” said Mr. Griffith. “Building on the exciting data presentations we made earlier in the year at AACR and ASCO GI, the data presented at ESMO continue to support the broad potential of our ProTide technology by demonstrating encouraging efficacy signals, durable anti-cancer activity and favorable safety and pharmacokinetic profiles.”

Mr. Griffith added: “We would like to express our sincere appreciation to Rafaèle Tordjman who retired as a director in September after ten years on the NuCana Board. We are also pleased to have welcomed Elliott Levy, who was most recently SVP of Global Development and R&D Strategy at Amgen, to the NuCana Board in November.”

Mr. Griffith concluded: “Throughout the remainder of 2021 and in the first half of 2022, we look forward to achieving multiple milestones, including: initiating a Phase III study of NUC-3373 in combination with other agents for patients with colorectal cancer, subject to anticipated regulatory feedback; reporting additional data from the Phase Ib / Phase II study of NUC-3373 in combination with other agents for patients with colorectal cancer; and initiating and reporting data from the Phase II study of NUC-7738 in patients with solid tumors.”

Anticipated Milestones: Q4 2021 & H1 2022

•	Acelarin (a ProTide transformation of gemcitabine)

In the first half of 2022, NuCana expects to:

•

Announce whether the overall response rate objective for the first interim data from the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer has been met, which may allow for accelerated approval of an NDA submission in the United States.

•	NUC-3373 (a ProTide transformation of 5-FU)

In Q4 2021, NuCana expects to:

•	Initiate a Phase III study of NUC-3373 in combination with other agents for patients with colorectal cancer, subject to anticipated regulatory feedback.

In the first half of 2022, NuCana expects to:

•	Initiate a Phase Ib / Phase II basket study of NUC-3373 in combination with other agents in a variety of solid tumors; and

•

Expand the Phase Ib / Phase II study of NUC-3373 in combination with other agents for patients with colorectal cancer to include second-line colorectal cancer patients, as well as evaluate NUC-3373 in combination with monoclonal antibodies such as bevacizumab (Avastin®).

•	NUC-7738 (a ProTide transformation of 3’-deoxyadenosine)

In Q4 2021, NuCana expects to:

•	Initiate the Phase II study of NUC-7738 in patients with solid tumors.

In the first half of 2022, NuCana expects to:

•	Report data from the Phase II study of NUC-7738 in patients with solid tumors.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is in a Phase 3 study for patients with advanced biliary tract cancer. NUC-3373 is in a Phase 1b/2 study in patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel anti-cancer nucleoside analog (3’-deoxyadenosine) and is in a Phase 1 study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the potential benefits of Fast Track designation for Acelarin and the Company’s ability to submit an NDA for Acelarin under the FDA’s accelerated approval program or at all; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(8,971)	(6,117)	(26,200)	(17,918)
Administrative expenses	(2,277)	(1,906)	(6,456)	(5,144)
Net foreign exchange gains (losses)	1,274	(1,601)	488	610

Operating loss	(9,974)	(9,624)	(32,168)	(22,452)
Finance income	22	26	81	234

Loss before tax	(9,952)	(9,598)	(32,087)	(22,218)
Income tax credit	1,911	1,204	5,198	3,797

Loss for the period	(8,041)	(8,394)	(26,889)	(18,421)

Basic and diluted loss per share	(0.15)	(0.24)	(0.52)	(0.55)

Unaudited Condensed Consolidated Statements of Financial Position

	September 30, 2021	December 31, 2020
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	4,896	4,753
Property, plant and equipment	952	1,189
Deferred tax asset	34	44
Other non-current assets	2,600	—

	8,482	5,986

Current assets
Prepayments, accrued income and other receivables	5,133	4,628
Current income tax receivable	5,143	9,822
Cash and cash equivalents	71,027	87,356

	81,303	101,806

Total assets	89,785	107,792

Equity and liabilities
Capital and reserves
Share capital and share premium	143,136	142,937
Other reserves	70,395	66,887
Accumulated deficit	(136,084)	(110,594)

Total equity attributable to equity holders of the Company	77,447	99,230

Non-current liabilities
Provisions	46	46
Lease liabilities	195	367

	241	413

Current liabilities
Trade payables	3,891	2,257
Payroll taxes and social security	152	177
Accrued expenditure	7,811	5,437
Lease liabilities	243	278

	12,097	8,149
Total liabilities	12,338	8,562

Total equity and liabilities	89,785	107,792

Unaudited Condensed Consolidated Statements of Cash Flows

	For the nine months ended September 30,
	2021	2020
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(26,889)	(18,421)
Adjustments for:
Income tax credit	(5,198)	(3,797)
Amortization and depreciation	673	667
Finance income	(81)	(234)
Interest expense on lease liabilities	15	20
Share-based payments	4,919	3,069
Net foreign exchange gains	(533)	(619)

	(27,094)	(19,315)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(497)	(408)
Increase in trade payables	1,634	1,778
Increase in payroll taxes, social security and accrued expenditure	2,333	1,153

Movements in working capital	3,470	2,523

Cash used in operations	(23,624)	(16,792)

Net income tax received	9,888	4,152

Net cash used in operating activities	(13,736)	(12,640)

Cash flows from investing activities
Interest received	79	300
Payments for property, plant and equipment	(43)	(350)
Payments for intangible assets	(537)	(1,079)
Payments for other non-current assets	(2,597)	—

Net cash used in investing activities	(3,098)	(1,129)

Cash flows from financing activities
Payments of lease liabilities	(222)	(223)
Proceeds from issue of share capital – exercise of share options	198	15
Proceeds from issue of share capital	—	66,581
Share issue expenses	—	(4,499)

Net cash (used in) from financing activities	(24)	61,874

Net (decrease) increase in cash and cash equivalents	(16,858)	48,105
Cash and cash equivalents at beginning of period	87,356	51,962

Effect of exchange rate changes on cash and cash equivalents	529	611

Cash and cash equivalents at end of period	71,027	100,678

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com